Exhibit 99.1

May 13, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Standard & Poor’s Maalot Raises Gazit-Globe’s Domestic Credit Rating from ilA+ to ilAA- with a Stable Outlook

TEL-AVIV, ISRAEL; May 13, 2013—Gazit-Globe Ltd. (TASE: GZT; NYSE: GZT), one of the largest owners and operators of supermarket-anchored shopping centers in the world, announced today that Standard & Poor’s Maalot (“S&P Maalot”) has raised its Domestic Credit Rating from ilA+ to ilAA- with a Stable Outlook. The translation from Hebrew of S&P Maalot’s report on Gazit-Globe is attached hereto below.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit Globe Ltd.

May 13, 2013

Rating Update

Rating Raised To ‘ilAA-’ On Reduced Leverage And Continued Improvement In Financial Profile

Primary Credit Analyst:

Ofer Amir, Tel Aviv, (3)-7539715, ofer.amir@standardandpoors.com

Secondary Credit Analyst:

Alice Kedem, Tel Aviv, (3)-7539739, alice.kedem@standardandpoors.com

Table of Contents

Overview

Rating Action

Rationale

Outlook

Ratings List

Please note that this translation was made for the company’s use only and under no circumstances obligates Standard & Poor’s Maalot. In the case of any discrepancy with the official Hebrew version published on May13, 2013, the Hebrew version shall apply.

www.maalot.co.il	May 13, 2013 | 1

Gazit Globe Ltd.

Ratings Update

Rating Raised To ‘ilAA-’ On Reduced Leverage And Continued Improvement In Financial Profile

Overview

•	Sustained reduction in financial leverage and continued improvement in the financial profile in line with the group’s strategy have led to a marked improvement in leverage and coverage ratios.

•	The group’s activities have shown improvement both in levels of income and in operating performance of the subsidiaries, while its asset portfolio has increased.

•	We are therefore raising the rating on real estate company, Gazit Globe Ltd., to ‘ilAA-‘ from ‘ilA+’.

•

The stable outlook reflects our assessment that the group will continue to pursue policies and steps that will support continued improvement in its financial profile while maintaining adequate liquidity and operating stability.

Rating Action

On May 13, 2013, Standard & Poor’s Maalot raised the rating on Israel-based rental real estate company, Gazit Globe Ltd., to ‘ilAA-’ from ‘ilA+’. The outlook remains stable.

Rationale

Gazit Globe’s upgrade reflects the continued improvement in the group’s financial profile, as seen in the reduction in leverage and improvement in financial metrics, while the company groups have maintained, and even improved, their operating performance. The raise in rating also reflects our assessment that group management is strongly committed to its policy of lowering leverage in the coming years.

According to Gazit Globe’s consolidated financial statements for 2012, the adjusted consolidated leverage and coverage ratios stood at: debt to debt and equity of 63.9%, debt to EBITDA of 12.1x, and EBITDA to interest at 1.5x. We believe the group will continue to take the steps necessary to lower its leverage further and will not carry out significant leveraged acquisitions. In our opinion, the group has high business flexibility which supports these steps, including the ability to realize noncore assets, and to adjust the pace of investment in subsidiaries and the sale of some of its subsidiary holdings. Hence, in our base-case scenario, we anticipate continued improvement in the company’s financial metrics in the next two years: that debt to debt and equity will reach 62%-63%, debt to EBITDA will be 10.5x-11.5x, and EBITDA to interest will reach 1.6x-1.7x.

The rating on Gazit Globe is supported by the following factors: the group’s strong business profile, which stems from its control of several rental real estate companies with strong business and financial profiles, the most significant ones rated investment grade on a global scale; the group’s large portfolio of rental properties; and the group’s focus on neighborhood commercial centers, a segment which we consider as stable even in times of downturn. The group’s rating is further supported by Gazit Globe and the major group companies being registered on six stock exchanges around the world, and its good geographical diversification, which reduces somewhat, in our opinion, the group’s exposure to macroeconomic and demographic changes.

www.maalot.co.il	May 13, 2013 | 2

Gazit Globe Ltd.

The group’s real estate assets have maintained high occupancy rates recently, 95% on average, and the group has seen a rise in income from its existing assets. In our opinion, the stability and some of the improvement in group operating performance comes, inter alia, from the company’s strategy in recent years of buying centrally located, high-quality urban properties, while selling lower-quality or noncore assets. In our base-case operating scenario, we assume that the company will continue to show modest growth while its operating parameters remain stable.

Another factor behind the upgrade is our positive assessment of the breadth and quality of the group’s management, as seen, inter alia, in the centralized management at group level and the local management at each of its major subsidiaries. This allows the group to manage a range of activities efficiently while maintaining close control in each of its geographical areas of activity. We also view favorably the ordered and consistent strategy of the group and its subsidiaries, its adaptation to each local market and the capabilities of each subsidiary, as well as the central management which guides its strategy at all group levels.

Liquidity

According to our criteria, Gazit Globe’s liquidity, at the extended holding level which includes privately owned subsidiaries, is “adequate”. We believe that the group has good access to a range of financing sources which are more than sufficient for its current needs. According to our criteria, we assess that the ratio of the company’s sources to uses will be 1.6x over the next two years. We note that the company has a large portfolio of unencumbered assets which contributes, in our opinion, to the group’s financial flexibility. Also, Gazit Globe’s financial flexibility at the holding level is supported by its issue of relatively long-term debt and equity.

Gazit Globe’s major sources of liquidity at the extended holding level, with, in our opinion, a high level of certainty, for the period 2013-2014, include:

•	Cash and cash equivalent of about new Israeli shekel (NIS) 1 billion ($282 million) (as of Jan. 1, 2013);

•	Committed, unused credit facilities of NIS1.6 billion (as of Jan. 1, 2013);

•	And expected income from dividends of subsidiaries and from operating activity of NIS840 million in 2013 and NIS930 million in 2014.

Against this, the main uses in the period include:

•	Repayment of loans and bonds, short-term credit and interest payments of NIS1.5 billion;

•	And projected dividend payments of NIS290 million for 2013 and more than NIS300 million for 2014.

In addition, we anticipate that Gazit Globe is likely to invest in acquisitions and asset development as well as investments in subsidiaries.

As of Dec. 31, 2012, Gazit Globe and its subsidiaries met all its financial covenants taken against loans.

Outlook

The stable outlook reflects our assessment that the group is likely to continue taking steps to reduce its leverage while increasing its asset portfolio and maintaining profit stability, and adequate liquidity.

www.maalot.co.il	May 13, 2013 | 3

Gazit Globe Ltd.

Taking the group’s strong business profile into account, we regard the following financial metrics of the (consolidated) group as being commensurate with the current rating: EBITDA to interest of 1.5x-2.0x, and debt to debt and equity of 60%-65%.

We would consider raising the rating further if the group manages to significantly further lower its financial leverage, as expressed in its consolidated statements as a ratio of EBITDA to interest of more than 2.0x, while maintaining debt to debt and equity of no more than 60%, adequate liquidity and operating stability.

Ratings List
	To	From
Gazit Globe Ltd.
Corporate credit rating	ilAA-/Stable	ilA+/Stable
Bond series A, B, C, D, E, F, I, J, K	ilAA-	ilA+
Nonnegotiable bond series 4	ilAA-	ilA+

Standard & Poor’s Maalot ratings are based on information received from the Company and from other sources that Standard & Poor’s Maalot believes to be reliable. Standard & Poor’s Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor’s Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor’s Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor’s Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor’s Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor’s Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

www.maalot.co.il	May 13, 2013 | 4